UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67703/August 22, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14881

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In the Matter of

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ORBIT E-COMMERCE, INC.,   :   ORDER MAKING FINDINGS
ORION ETHANOL, INC.,   :   AND REVOKING
PACIFICNET, INC.,   :   REGISTRATION BY DEFAULT
PAINCARE HOLDINGS, INC.,   :   AS TO PACIFICNET, INC.
PAY88, INC.,   :
RAHAXI, INC., and   :
RAVEN BIOFUELS INTERNATIONAL CORP.   :

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       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 16, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Pacificnet, Inc. (Pacificnet), has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

       The Division of Enforcement has provided evidence that Pacificnet was served with the OIP on July 11, 2012. See 17 C.F.R. § 201.141(a)(2)(ii), (iv); see also Orbit E-Commerce, Inc., Admin. Proc. No. 3-14881 (A.L.J. Aug. 3, 2012) (unpublished). To date, Pacificnet has not filed an Answer, which was due ten days after service of the OIP. OIP at 4; 17 C.F.R. § 201.220(b). On August 3, 2012, Pacificnet was ordered to show cause, by August 13, 2012, why the registration of its securities should not be revoked by default. Pacificnet has not responded to the Order to Show Cause.

       Pacificnet is in default for failing to file an Answer or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

       Pacificnet (CIK No. 815017) is a void Delaware corporation located in Shenzhen, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacificnet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2008, which reported a

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[1] On June 27, 2012, the securities registrations of the other six named Respondents were revoked by default. See Orbit E-Commerce, Inc., Exchange Act Release No. 67268.

net loss of over $4.4 million for the prior nine months. As of May 4, 2012, the company's stock (symbol "PACT") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Pacificnet has failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Pacificnet has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the registered securities of Pacificnet.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of Pacificnet, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge